FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 15 June 2015, the interest of Mr Marc Dunoyer, a person discharging managerial responsibilities, in the ordinary shares of AstraZeneca PLC changed as detailed below.

The change in interest relates to the vesting of a previously announced award of restricted shares made to Mr Dunoyer in August 2013. The award vests in three tranches over three years.

After sufficient shares were withheld to satisfy certain tax obligations arising on the vesting, Mr Dunoyer has become beneficially entitled to and has received 21,980 shares into a personal brokerage account in respect of the second tranche of the award.

For tax purposes, the fair market value of the shares at vest was 4211 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

A C N Kemp
Company Secretary
16 June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 June 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary